Exhibit 99.2

320 Bay Street, 14th Floor Toronto, ON M5H 4A6, Canada Facsimile 1-866-249-7775 416-263-9524 www.computershare.com MR SAM SAMPLE 123 SAMPLES STREET Security Class SAMPLETOWN SS X9X 9X9 123 Holder Account Number C1234567890 X X X Fold Form of Proxy—Annual Meeting of Shareholders to be held on Wednesday, June 10, 2026 Meeting location: Roy Thomson Hall, 60 Simcoe Street, Toronto, Ontario, Canada Time: 12:00 p.m. (Eastern Daylight Time) Notes to Proxy Form 1. Every on their holder behalf has at the the right meeting to appoint . If you wish some to other appoint person a person of their other choice, than who the persons need not whose be a shareholder names are printed of Thomson herein, Reuters please Corporation, insert the name to attend of your and chosen act proxyholder in the space provided (see reverse) and follow the other instructions set forth herein. 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated. If you are voting on behalf of a Corporation you are required to provide your name and designation of office, e.g., ABC Inc. per John Smith, President. 3. This proxy form should be signed in the exact manner as the name appears on the proxy form. 4. If this proxy form is not dated, it will be deemed to bear the date on which it is mailed by Thomson Reuters to the holder. 5. The directions, shares shares represented represented by this by proxy proxy form forms will received be voted by for Management or against or will withheld be voted or abstained FOR items from 1, 2 voting and 3, as AGAINST directed the by shareholder the holder. In proposal the absence in item of 4 such and in favor of Management’s proposals generally. 6. This proxy form should be read in conjunction with the Notice of Annual Meeting of Shareholders and Management Proxy Circular. Information contained in or otherwise accessible through the websites mentioned in this proxy form does not form part hereof, and the references to the websites are inactive textual references only. Fold Proxy forms submitted must be received by Computershare by 5:00 p.m. (Eastern Daylight Time) on June 8, 2026. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK . . To Vote Using the Telephone To Vote Using the Internet To Receive Documents Electronically • Call the number listed BELOW from a touch tone • Go to the following web site: • You can enroll to receive future securityholder telephone. www.investorvote.com communications electronically by visiting 1-866-732-VOTE (8683) Toll Free www.investorcentre.com. • Smartphone? Scan the QR code to vote now. If you vote by telephone or the Internet, DO NOT mail back this proxy form. Voting Voting by by mail mail may or by be Internet the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. are the only methods by which a holder may appoint a person as proxyholder other than the individuals named on the reverse of this proxy form. Instead of mailing this proxy form, you may choose one of the two voting methods outlined above to vote this proxy form. For more information, please refer to “Voting Information and How to Attend” in the Management Proxy Circular. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 123456789012345 CPUQC01.E.INT/000001/i1234 025DYB

## This Form of Proxy is solicited by and on behalf of Management.

### Appointment of Proxyholder

**I/We being holder(s) of common shares of Thomson Reuters Corporation hereby appoint:** David Thomson, or failing him Barry Salzberg, both being directors of Thomson Reuters

OR

**Print the name of the person you are appointing if this person is someone other than the Management Nominees.**

as my/our proxyholder with full power of substitution and to vote in accordance with the following directions (or if no directions have been given, as the proxyholder sees fit) and to vote at such proxyholder's discretion with respect to any amendments to matters referred to in the accompanying Notice of Annual Meeting of Shareholders as well as all other matters that may properly come before the Annual Meeting of Shareholders of Thomson Reuters to be held at Roy Thomson Hall, 60 Simcoe Street, Toronto, Ontario, Canada on Wednesday, June 10, 2026 at 12:00 p.m. (Eastern Daylight Time), and at any adjournment or postponement thereof.

The Board of Directors and Management recommend that shareholders **VOTE FOR** items 1, 2 and 3 below.

### 1. Election of Directors

To elect each of the following individuals as directors of Thomson Reuters:

| | For | Withhold | | For | Withhold | | For | Withhold |
|---|---|---|---|---|---|---|---|---|
| 01. David Thomson | ☐ | ☐ | 06. Michael Medline | ☐ | ☐ | 11. Barry Salzberg | ☐ | ☐ |
| 02. Steve Hasker | ☐ | ☐ | 07. Deanna Oppenheimer | ☐ | ☐ | 12. Liz Hilton Segel | ☐ | ☐ |
| 03. Kirk E. Arnold | ☐ | ☐ | 08. Simon Paris | ☐ | ☐ | 13. Peter J. Thomson | ☐ | ☐ |
| 04. LaVerne Council | ☐ | ☐ | 09. Kim M. Rivera | ☐ | ☐ | 14. Beth Wilson | ☐ | ☐ |
| 05. Michael Friisdahl | ☐ | ☐ | 10. Paul Sagan | ☐ | ☐ | | | |

Fold

### 2. Appointment of Auditor

To appoint PricewaterhouseCoopers LLP as auditor and to authorize the directors to fix the auditor's remuneration.

For ☐ Withhold ☐

### 3. Advisory Resolution on Executive Compensation

To accept, on an advisory basis, the approach to executive compensation described in the accompanying Management Proxy Circular.

For ☐ Against ☐

The Board of Directors and Management recommend that shareholders **VOTE AGAINST** item 4 below.

### 4. Shareholder Proposal

The shareholder proposal as set out in Appendix B of the accompanying Management Proxy Circular.

For ☐ Against ☐ Abstain ☐

Fold

### Signature of Proxyholder

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, and the proxy appoints the Management Nominees, this Proxy will be voted as recommended by Management.**
**If you are voting on behalf of a Corporation you are required to provide your name and designation of office, e.g., ABC Inc. per John Smith, President.**

Signature(s)

Signing Capacity

Date

DD / MM / YY

**Quarterly Financial Statements and MD&A Request**
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TOCQ 390919 AR1

025DZE